
September 9, 2013

Via E-mail
James J. Piro
President and Chief Executive Officer
Portland General Electric Company
121 SW Salmon Street
Portland, Oregon 97204

> **Re:** **Portland General Electric Company**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2013**
> **Filed August 2, 2013**
> **File No. 1-05532-99**

Dear Mr. Piro:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Results of Operations, page 44

2012 Compared to 2011, page 47
Depreciation and amortization, page 50

1.   Please show us via example and related journal entries how the amortization of customer refunds for the ISFSI tax credits in 2011 increased depreciation expense. In this regard, when you disclose "offset in Revenues" in bullet points 1 through 3, we assume this means that your revenue requirement (tariffs) were reduced for this item. If our assumption is incorrect, please clarify it.

Notes to Consolidated Financial Statements, page 78

Note 18 Contingencies, page 115

2.   Please explain to us whether you have given any effect to the Oregon Tax Court's ruling regarding the treatment of wholesale electricity sales in your effective tax rate computation or your uncertain tax provision. If so, please explain in detail how the ruling is reflected in your financial statements. If it is a contingency disclosure matter only, please advise how determined that no effect should be given in your historical financial statements for this ruling. Please also explain whether this ruling is in anyway related to the change in effective tax rate due to apportionment of state income taxes between Oregon and Washington. In any event, an explanation of the disparate treatment between the Tax Court's ruling and the Oregon Department of Revenue may be helpful to the staff's understanding.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 1. Basis of Presentation, page 9

Customer Billing Matter, page 10

3.   We note your disclosure that in May 2013 you discovered an error in your financial statements as a result of overbilling an industrial customer and concluded that the error is not material to any past annual or interim reporting period. However, it appears that the correcting adjustment may have a material impact on your results of operations for the three and six months ended June 30, 2013. As such, please provide us with your SAB 108 analysis for the three and six months ended June 30, 2013 that supports your conclusion. Please ensure your response addresses both the quantitative and qualitative factors outlined in SAB 99 as well as any other factors considered.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant